A special meeting of each fund's shareholders was held on October 28, 2010. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents a single share held on the record date for the meeting.

PROPOSAL 1
To elect a Board of Trustees. A
	# of Votes	% of Votes
Boyce I. Greer
Affirmative	2,264,124,841.26	100.000
Withheld	0.00	0.000
TOTAL	2,264,124,841.26	100.000
Thomas P. Hollowell
Affirmative	2,264,124,841.26	100.000
Withheld	0.00	0.000
TOTAL	2,264,124,841.26	100.000
James B. Hyler, Jr.
Affirmative	2,264,124,841.26	100.000
Withheld	0.00	0.000
TOTAL	2,264,124,841.26	100.000
James Grubbs Martin, Ph.D.
Affirmative	2,261,433,013.47	99.881
Withheld	2,691,827.79	0.119
TOTAL	2,264,124,841.26	100.000
E. Norris Tolson
Affirmative	2,264,124,841.26	100.000
Withheld	0.00	0.000
TOTAL	2,264,124,841.26	100.000
A Denotes trust-wide proposal and voting results.